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SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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August 12, 2010



SEC MAIL PROCESSING SECTION
RECEIVED
AUG 1 2 2010
WASH. D.C. 193

BY HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

> RE: Dolores Eitel et al. v. BlacRock Advisors, LLC et al.,
> Index. No. 651178/2010 (N. Y. Sup.)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing on behalf of BlackRock Advisors, LLC and each of the other defendants named in Annex A enclosed herein is the "Shareholder Derivative Complaint" filed with the Supreme Court of the State of New York, County of New York in the above-referenced matter.

Very truly yours,

Michael K. Hoffman /jhf/ (signature)

Michael K. Hoffman

Enclosure

10000593

Ticker	Fund Name	File Number
MYI	BlackRock MuniYield Insured Fund, Inc.	811-06540
MCA	BlackRock MuniYield California Insured Fund, Inc.	811-06692
MYD	BlackRock MuniYield Fund, Inc.	811-06414
MFL	BlackRock Muniholdings Insured Investment Fund	811-08349



SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

DOLORES EITEL, Derivatively on Behalf of
Nominal Defendant BLACKROCK MUNIYIELD
INSURED FUND, INC., ROY CURBOW,
Derivatively on Behalf of Nominal Defendant
BLACKROCK MUNIYIELD CALIFORNIA
INSURED FUND, INC., LEROY SMITH,
Derivatively on Behalf of Nominal Defendant
BLACKROCK MUNIYIELD FUND, INC. and AL
MARVET and BEATRICE MARVET, Derivatively
on Behalf of Nominal Defendant BLACKROCK
MUNIHOLDINGS INSURED INVESTMENT
FUND,

Plaintiffs,

v.

BLACKROCK ADVISORS, LLC, RICHARD S.
DAVIS, HENRY GABBAY, ANNE F. ACKERLEY,
NEAL J. ANDREWS, JAY M. FIFE, BRIAN P.
KINDELAN, HOWARD B. SURLOFF,
THEODORE R. JAECKEL, JR., WALTER
O'CONNOR, ROBERT D. SNEEDEN, MICHAEL
A. KALINOSKI, DONALD C. BURKE, WILLIAM
R. BOCK and BLACKROCK, INC.,

Defendants,

and

BLACKROCK MUNIYIELD INSURED FUND,
INC., BLACKROCK MUNIYIELD CALIFORNIA
INSURED FUND, INC., BLACKROCK
MUNIYIELD FUND, INC. and BLACKROCK
MUNIHOLDINGS INSURED INVESTMENT
FUND,

Nominal Defendants.

Index No.

Plaintiff Designates
New York County
as the place of trial.

The basis of venue is:
the principal place of business of
the Nominal Defendants.

SUMMONS

JURY TRIAL DEMANDED

Plaintiffs reside in:
(*See* Schedule 1, attached hereto)

THIS DOCUMENT HAS
BEEN E-FILED AS
DOCUMENT NO. 1

i

To the above named Defendants:

YOU ARE HEREBY SUMMONED to Answer the Shareholder Derivative Complaint (the "Complaint") in this action and to service a copy of your Answer, if the Complaint is not served with the Summons, to serve a Notice of Appearance, on the Plaintiff's Attorney(s) within twenty (20) days after the service of this Summons, exclusive of the day of service (or within thirty (30) days after the service is complete if this Summons is not personally delivered to you within the State of New York); and in case of your failure to appear or Answer, judgment will be taken against you by default for the relief demanded in the Complaint.

Dated: New York, New York
August 03, 2010

THE SHAPIRO FIRM, LLP

By: _____
Robert J. Shapiro, Esq.
500 Fifth Avenue, 14th Floor
New York, NY 10110
Tel. (212) 391-6464

BARROWAY TOPAZ KESSLER
METZER & CHECK, LLP
Lee D. Rudy, Esq.
Michael Hynes, Esq.
Eric L. Zagar, Esq.
Kristen L. Ross
280 King of Prussia Road
Radnor, PA 19087
Tel. (610) 667-7706

Counsel for Plaintiffs

Nominal Defendants' Addresses:

BLACKROCK MUNIYIELD INSURED FUND, INC.
BLACKROCK MUNIYIELD CALIFORNIA INSURED FUND, INC.
BLACKROCK MUNIYIELD FUND, INC.
BLACKROCK MUNIHOLDINGS INSURED INVESTMENT FUND

- all c/o BlackRock
55 East 52nd Street
New York, NY 10055

Corporate Defendants' Addresses:

BlackRock Advisors, LLC
55 East 52nd Street, 11th Floor
New York, NY 10055

BlackRock, Inc.
55 East 52nd Street
New York, NY 10055

Individual Defendants (Current Employees - all via BlackRock @ 55 East 52nd Street, NY, NY 10055):

Richard S. Davis
Henry Gabbay
Anne F. Ackerley
Neal J. Andrews
Jay M. Fife
Brian P. Kindelan
Howard B. Surloff
Theodore R. Jaeckel, Jr.
Walter O'Connor
Robert D. Sneeden
Michael A. Kalinoski
Donald C. Burke
William R. Bock

SCHEDULE 1

RESIDENCE OF PLAINTIFFS:

Roy Curbow
7575 Pelican Bay Boulevard #1004
Naples, FL 34108
Collier County

Mr. & Mrs. Al Marvet (Beatrice)
6012 Coral Lake Drive
Margate, FL 33063

Mrs. Dolores Eitel
833 Dewey Street
Union, NJ 07083

Mr. LeRoy Smith
102 Starland Way
Milford, DE 19963

SUPREME COURT OF STATE OF NEW YORK
COUNTY OF NEW YORK

DOLORES EITEL, Derivatively on Behalf of Nominal Defendant BLACKROCK MUNIYIELD INSURED FUND, INC., ROY CURBOW, Derivatively on Behalf of Nominal Defendant BLACKROCK MUNIYIELD CALIFORNIA INSURED FUND, INC., LEROY SMITH, Derivatively on Behalf of Nominal Defendant BLACKROCK MUNIYIELD FUND, INC. and AL MARVET and BEATRICE MARVET, Derivatively on Behalf of Nominal Defendant BLACKROCK MUNIHOLDINGS INSURED INVESTMENT FUND,	Index No. _____
Plaintiffs,	
v.	**JURY TRIAL DEMANDED**
BLACKROCK ADVISORS, LLC, RICHARD S. DAVIS, HENRY GABBAY, ANNE F. ACKERLEY, NEAL J. ANDREWS, JAY M. FIFE, BRIAN P. KINDELAN, HOWARD B. SURLOFF, THEODORE R. JAECKEL, JR., WALTER O'CONNOR, ROBERT D. SNEEDEN, MICHAEL A. KALINOSKI, DONALD C. BURKE, WILLIAM R. BOCK and BLACKROCK, INC.,	**THIS DOCUMENT HAS BEEN E-FILED AS DOCUMENT NO. _1_**
Defendants,	
and	
BLACKROCK MUNIYIELD INSURED FUND, INC., BLACKROCK MUNIYIELD CALIFORNIA INSURED FUND, INC., BLACKROCK MUNIYIELD FUND, INC. and BLACKROCK MUNIHOLDINGS INSURED INVESTMENT FUND,	
Nominal Defendants.	

SHAREHOLDER DERIVATIVE COMPLAINT

Plaintiffs Dolores Eitel, Roy Curbow, LeRoy Smith, Al Marvet and Beatrice Marvet ("Plaintiffs") by their undersigned attorneys, bring this Shareholder Derivative Complaint on behalf of nominal defendants BlackRock MuniYield Insured Fund, Inc. ("MuniYield Insured Fund"), BlackRock MuniYield California Insured Fund, Inc. ("MuniYield California Insured Fund"), BlackRock MuniYield Fund, Inc. ("MuniYield Fund"), and BlackRock MuniHoldings Insured Investment Fund ("MuniHoldings Insured Investment Fund") (formerly known as the BlackRock MuniHoldings Florida Insured Fund) (collectively, the "Funds") against the defendants named herein.

NATURE OF THE ACTION

1.   This is a shareholder derivative action brought for the benefit of nominal defendants the Funds against certain current and former trustees and executive officers of the Funds (the "Individual Defendants," as defined below), BlackRock Advisors, LLC ("BlackRock Advisors"), the investment adviser to the Funds (the "Adviser" and collectively with the Individual Defendants, the "Defendants"), and BlackRock, Inc. ("BlackRock"), the parent company of the Adviser, to remedy the Defendants' breaches of fiduciary duties and aiding and abetting thereof.

2.   The Individual Defendants, as trustees and executive officers of the Funds, and the Adviser, as the Funds' investment adviser, controlled the business affairs of the Funds and owed fiduciary duties to the Funds and the Funds' common shareholders.

3.   These Defendants breached their fiduciary duties to the Funds and their common shareholders by causing the Funds to redeem Auction Market Preferred Shares ("AMPS") (also

referred to as Auction Rate Preferred Securities ("ARPS") of the Funds at their liquidation value[1] when the secondary market valued the AMPS at a significant discount from their liquidation value. This redemption of the AMPS occurred at the expense of the Funds and their common shareholders.

4. The Funds have no obligation to redeem the AMPS at their liquidation value. To the contrary, the prospectuses for the AMPS warned investors that holders of the AMPS had no right to have the AMPS redeemed or repurchased at their liquidation value (absent specified circumstances that have not occurred) and that the Funds were under no obligation to maintain the liquidity of the AMPS. Moreover, the prospectuses warned that the auctions could fail, and that in the event of such failure, the existing holders of AMPS could not sell their securities until the next *successful* auction.

5. Nonetheless, starting in June 2008, the Funds announced that they would commence redeeming the AMPS at their liquidation value. By redeeming the AMPS at what was (and still is) a significant premium to their market value, the Defendants favored the holders of the AMPS to the detriment of the Funds and their common shareholders. In addition, the Adviser and the Individual Defendants caused the Funds to waste their assets, thereby harming the Funds and their common shareholders.

6. To enable the Funds to replace the financial leverage provided by the AMPS, the Defendants caused the Funds to obtain financing through the use of Tender Option Bonds ("TOBs").

7. TOBs are a form of financing in which the Funds provide municipal securities from their portfolios as collateral for financing provided by a bank or broker-dealer. The use of

---

[1] A preferred security's "liquidation value" represents the amount of capital that was contributed to the Trust by investors when the preferred shares were first offered to investors. The AMPS' liquidation values in this case are $25,000 per share. Accordingly, liquidation value is the equivalent of full value.

TOBs further harmed the Funds and their common shareholders because the TOBs financing is on terms that are much less favorable to the Funds than the AMPS. In addition to having to pay higher interest rates and additional fees, the Funds were forced to provide higher grade collateral which paid less interest, and conversely had to sell lower grade bonds into a distressed market. Further, the long-term, if not permanent, leverage provided to the Funds through the AMPS could not be duplicated through the use of TOBs, where neither the amount nor duration of the leverage is controlled by the Funds. Indeed, unlike the AMPS, which had durations of at least 30 to 40 years, and often were perpetual and thus of infinite duration, TOBs have durations of, at most, a few years and often can be called by the lenders at any time on a few days' notice.

8.   The Defendants' motive for redeeming the AMPS at their liquidation value was to preserve the business relationships between the holders of the AMPS, on one side, and the Adviser, the Adviser's publicly traded parent company, BlackRock, and BlackRock's broker-dealer subsidiaries (collectively, the "Adviser and its affiliates") on the other. Upon information and belief, Defendants were further motivated by the fact that brokers whose clients held the Funds' AMPS threatened to no longer purchase other BlackRock investment vehicles if the AMPS were not redeemed at their liquidation value. Accordingly, redeeming the AMPS at their liquidation value gave the Adviser and its affiliates a direct benefit, to the detriment of the Funds and their common shareholders.

9.   At the time the auction markets failed in 2008, the Adviser and its affiliates held large volumes of AMPS and other auction-rate securities on their balance sheets and had a strong incentive to make it appear as if the AMPS had retained their value. Ultimately, the Funds' redemption of the AMPS at their liquidation value enabled the Adviser and its affiliates to avoid substantial writedowns of their own because sales of the AMPS at their fair market value would

have required the Adviser and its affiliates to mark down the carrying value of AMPS and other auction rate securities on their own balance sheets to their fair market value.

10.   Additionally, a significant portion of the Funds portfolio managers' discretionary compensation and the Adviser's management and advisory fees were based on the amount of assets under management, which would severely suffer if in the future brokers directed their clients' money elsewhere.   In fact, according to the Funds' Shareholder Reports, some of the most important factors in determining the Funds' portfolio managers discretionary compensation are "The investment performance ... of the firm's assets under management," the "performance of BlackRock, Inc." and of "the portfolio manager's group within BlackRock," and the portfolio managers' "teamwork and contribution to the overall performance of [their] portfolios and BlackRock."

11.   As a result of the misconduct by the Individual Defendants and the Adviser and its affiliates, the Funds and their common shareholders sustained, and continue to sustain, substantial damages.

12.   Plaintiffs make the allegations in this Complaint upon personal knowledge as to themselves and their acts, and upon information and belief as to all other matters, based upon the investigation of counsel.

JURISDICTION AND VENUE

13.   Jurisdiction and venue are proper in this Court. A substantial part of the events alleged and complained of herein occurred in New York State, and numerous defendants are located, and each of the Funds' addresses for their agent for service, are located in the County of New York.

PARTIES

14.   Plaintiff Dolores Eitel is a holder of the common shares of the MuniYield Insured Fund, was a shareholder of the MuniYield Insured Fund at the time of the wrongdoing alleged herein, and has been a shareholder of the MuniYield Insured Fund continuously since that time.

15.   Plaintiff Roy Curbow is a holder of the common shares of the MuniYield California Insured Fund, was a shareholder of the MuniYield California Insured Fund at the time of the wrongdoing alleged herein, and has been a shareholder of the MuniYield California Insured Fund continuously since that time.

16.   Plaintiff LeRoy Smith is a holder of the common shares of the MuniYield Fund, was a shareholder of the MuniYield Fund at the time of the wrongdoing alleged herein, and has been a shareholder of the MuniYield Fund continuously since that time.

17.   Plaintiffs Al Marvet and Beatrice Marvet are holders of the common shares of the MuniHoldings Insured Investment Fund, were shareholders of the MuniHoldings Insured Investment Fund at the time of the wrongdoing alleged herein, and have been shareholders of the MuniHoldings Insured Investment Fund continuously since that time.

18.   Nominal Defendant MuniYield Insured Fund, a Maryland Corporation, is registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). According to public filings, the MuniYield Insured Fund seeks to provide shareholders with as high a level of current income exempt from federal income taxes. As more fully detailed in ¶58, to date the MuniYield Insured Fund has redeemed $213,550,000 worth of AMPS at their liquidation value, and according to its April 9, 2010 Shareholder Report had $356,450,000 worth of AMPS outstanding (as of January 31, 2010). The MuniYield Insured Fund's address is 100 Bellevue Parkway, Wilmington,

Delaware, and the address of its agent for service and for all of its trustees and officers is 55 East 52nd Street, New York, New York.

19.   Nominal Defendant MuniYield California Insured Fund, a Maryland Corporation, is registered as a non-diversified, closed-end management investment company under the 1940 Act. According to public filings, the MuniYield California Insured Fund seeks to provide shareholders with as high a level of current income exempt from federal and California income taxes. As more fully detailed in ¶59, to date the MuniYield California Insured Fund has redeemed $108,475,000 worth of AMPS at their liquidation value, and according to its April 9, 2010 Shareholder Report had $166,525,000 worth of AMPS outstanding (as of January 31, 2010). The MuniYield California Insured Fund's address is 100 Bellevue Parkway, Wilmington, Delaware, and the address of its agent for service and for all of its trustees and officers is 55 East 52nd Street, New York, New York.

20.   Nominal Defendant MuniYield Fund, a Delaware Statutory Trust, is registered as a non-diversified, closed-end management investment company under the 1940 Act. According to public filings, the MuniYield Fund seeks to provide shareholders with as high a level of current income exempt from federal income taxes. As more fully detailed in ¶60, to date the MuniYield Fund has redeemed $91,550,000 worth of AMPS at their liquidation value, and according to its July 7, 2010 Shareholder Report had $251,450,000 worth of AMPS outstanding (as of April 30, 2010). The MuniYield Fund's address is 100 Bellevue Parkway, Wilmington, Delaware, and the address of its agent for service and for all of its trustees and officers is 55 East 52nd Street, New York, New York.

21.   Nominal Defendant MuniHoldings Insured Investment Fund, a Massachusetts business trust, is registered as a diversified, closed-end management investment company under

the 1940 Act. According to public filings, the MuniHoldings Insured Investment Fund seeks to provide shareholders with current income exempt from federal income tax. As more fully detailed in ¶61, to date the MuniHoldings Insured Investment Fund has redeemed $88,600,000 worth of AMPS at their liquidation value, and according to its May 5, 2010 Shareholder Report had $274,650,000 worth of AMPS outstanding (as of February 28, 2010). The MuniHoldings Insured Investment Fund's address is 100 Bellevue Parkway, Wilmington, Delaware, and the address of its agent for service and for all of its trustees and officers is 55 East 52nd Street, New York, New York.

22. Defendant BlackRock Advisors, LLC ("BlackRock Advisors" and the "Adviser"), a Delaware limited liability company, was at all relevant times the investment adviser to the Funds. The Adviser provided investment research and recommended strategies and other portfolio management services in exchange for annual fees from the Funds, and had authority to execute transactions and select brokers for the Trust. The Adviser was the investment adviser for the Funds and other funds in the BlackRock family of closed-end mutual funds. BlackRock Advisors is a wholly owned subsidiary of BlackRock, Inc. and maintains its offices at 55 East 52nd Street, 11th Floor, New York, New York.

23. Defendant Richard S. Davis ("Davis") is the President of the Funds and has served as a member of the Board of Trustees of the Funds since 2007, and currently oversees 171 BlackRock Funds. Davis has also served as the Managing Director of BlackRock since 2005, and is an "interested person" of the Funds based on his position with BlackRock and its affiliates.

24. Defendant Henry Gabbay ("Gabbay") has served as a member of the Board of Trustees of the Funds since 2007, and currently oversees 171 BlackRock Funds. Gabbay has

also served as a consultant (2007-2008) and as the Managing Director (1989-2007) of BlackRock, and as the Chief Administrative Officer of BlackRock Advisors from 1998 to 2007. Gabbay is an "interested person" of the Funds based on his previous positions with BlackRock and its affiliates.

25.   Defendant Anne F. Ackerley (Ackerley") has served as the President and Chief Executive Officer ("CEO") of the Funds since August 1, 2009. Ackerley has also served as a Managing Director of BlackRock since 2000 and as a Vice President of the Funds from 2007 to 2009.

26.   Defendant Neal J. Andrews ("Andrews") has served as the Chief Financial Officer ("CFO") of the Funds since 2007. Andrews has also served as a Managing Director of BlackRock since 2006

27.   Defendant Jay M. Fife ("Fife") has served as the Treasurer of the Funds since 2007. Fife has also served as a Managing Director (since 2007) and Director (since 2006) of BlackRock.

28.   Defendant Brian P. Kindelan ("Kindelan") has served as the Chief Compliance Officer ("CCO") of the Funds since 2007. Kindelan has also served as a Managing Director and Senior Counsel of BlackRock since 2005, and as a Director and Senior Counsel of BlackRock Advisors from 2001 to 2004.

29.   Defendant Howard B. Surloff ("Surloff") has served as the Secretary of the Funds since 2007. Surloff has also served as a Managing Director and the General Counsel of U.S. Funds at BlackRock since 2006.

30.   Defendant Theodore R. Jaeckel, Jr. ("Jaeckel") is a Portfolio Manager of certain of the Funds, and has served as a Managing Director of BlackRock since 2006. Prior to joining

BlackRock, Jaeckel was a Managing Director at Merrill Lynch Investment Managers, L.P. ("MLIM") from 2005 to 2006, and a Director of MLIM from 1997 to 2005. Jaeckel has been a portfolio manager with BlackRock or MLIM since 1991.

31.   Defendant Walter O'Connor ("O'Connor") is a Portfolio Manager of certain of the Funds, and has served as a Managing Director of BlackRock since 2006. Prior to joining BlackRock, O'Connor was a Managing Director of MLIM from 2003 to 2006, and was a Director of MLIM from 1997 to 2002. O'Connor has been a portfolio manager with BlackRock or MLIM since 1991.

32.   Defendant Robert D. Sneeden ("Sneeden") is a Portfolio Manager of certain of the Funds, and has served as a Director of BlackRock since 2006.

33.   Defendant Michael A. Kalinoski ("Kalinoski") is a Portfolio Manager of certain of the Funds, and has served as a Director of BlackRock since 2006.

34.   Defendant Donald C. Burke ("Burke") served as the President and CEO of the Funds between 2007 and July 31, 2009.

35.   Defendant William R. Bock ("Bock") was a Portfolio Manager of the MuniYield Insured Fund from 2006 through November 18, 2008. Prior to joining BlackRock, Bock was a Director of MLIM from 2005 to 2006, was a Portfolio Manager with BlackRock or MLIM since 1989.

36.   The defendants identified in ¶¶ 23 – 35 are collectively referred to herein as the "Individual Defendants."

37.   Defendant BlackRock, Inc. ("BlackRock") is a Delaware corporation with its principal executive offices located at 55 East 52nd Street, New York, New York. BlackRock is the largest publicly traded investment management firm. BlackRock focuses exclusively on

investment management and risk management, and serves institutional and retail investors in more than 100 countries including institutions, high net worth individuals and retail investors.

DUTIES OF THE INDIVIDUAL DEFENDANTS AND THE ADVISER

38.   By reason of their positions as officers or trustees or the investment adviser of the Funds and because of their ability to control the business affairs of the Funds, the Individual Defendants and the Adviser owed the Funds and their common shareholders the fiduciary obligations of good faith, trust, loyalty, and due care, and were required to use their utmost ability to control and manage the Funds in a fair, just, honest, and equitable manner. The Defendants were required to act in furtherance of the best interests of the Funds and their common shareholders so as to benefit all common shareholders equally and not in furtherance of the Defendants' personal interest or benefit where doing so would harm the Funds or their common shareholders. In addition, the Defendants were required to maximize the value of the Funds for the benefit of the common shareholders and were not permitted to provide preferential treatment to holders of the AMPS to the detriment of the Funds and their common shareholders. Each Individual Defendant and the Adviser owed the Funds and their common shareholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Funds and in the use and preservation of their property and assets, and the highest obligations of fair dealing.

39.   To discharge their duties, the Individual Defendants and the Adviser were required to exercise reasonable and prudent supervision over the management, policies, practices, and internal controls of the Funds. By virtue of such duties, the Individual Defendants and the Adviser were required to, among other things: (i) exercise good faith in ensuring that the Funds were operated in a diligent, honest, and prudent manner and complied with all applicable

federal and state laws, rules, regulations, and requirements, including acting only within the scope of their legal authority; and (ii) refrain from unduly benefiting themselves and other of the Funds' insiders at the expense of the Funds.

40.   The Individual Defendants and the Adviser, because of their positions of control and authority as trustees or officers or the investment adviser of the Funds, were able to and did, directly or indirectly, exercise control over the wrongful acts complained of herein.

FACTUAL ALLEGATIONS

41.   Prior to redeeming the AMPS at issue in this case, according to the MuniYield Insured Fund's Shareholder Report, filed with the SEC on July 7, 2008, as of April 30, 2008 the MuniYield Insured Fund had $570,000,000 (liquidation value) of AMPS issued and outstanding.

42.   Prior to redeeming the AMPS at issue in this case, according to the MuniYield California Insured Fund's Shareholder Report, filed with the SEC on July 8, 2008, as of April 30, 2008 the MuniYield California Insured Fund had $275,000,000 (liquidation value) of AMPS issued and outstanding.

43.   Prior to redeeming the AMPS at issue in this case, according to the MuniYield Fund's Shareholder Report, filed with the SEC on July 7, 2008, as of April 30, 2008 the MuniYield Fund had $343000,000 (liquidation value) of AMPS issued and outstanding.

44.   Prior to redeeming the AMPS at issue in this case, according to the MuniHoldings Insured Investment Fund's Shareholder Report, filed with the SEC on May 6, 2008, as of February 29, 2008 the MuniHoldings Insured Investment Fund had $363,250,000 (liquidation value) of AMPS issued and outstanding.

45.   The AMPS are preferred securities issued by the Funds in several series with a liquidation value of $25,000 per share, whose dividend rates are periodically reset through

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"Dutch" auctions, which are conducted at 7 or 28 day intervals, depending on the series of the AMPS.

46.   In a successful Dutch auction, bidders offer to buy a specific number of shares at the lowest interest rate they would accept for purchasing those shares at their liquidation value. The auction is run by a broker/dealer, who ranks the incoming bids from the lowest to highest minimum bid rate. Holders of AMPS have three options: (1) the holder may issue a Hold order, which means the holder would remove the shares from the auction regardless of the new interest rate; (2) the holder may issue a Bid or Hold at Rate order, which means the holder would sell his shares if an acceptable rate was met; or (3) the holder may issue a Sell order, which means the AMPS would be sold to a bidder regardless of the new interest rate, assuming the auction does not fail. The broker/dealer running the auction matches the bids and offers, and the periodic interest rate is then reset to the lowest bid rate at which all of the shares offered for sale can be sold at liquidation value.

47.   In a failed auction there are insufficient bids to purchase all the shares offered by sellers. In the event of a failed auction, the prospectuses and terms of the AMPS provide for the interest rate to be reset to a preset maximum rate in order to compensate AMPS holders who were not able to sell. Payment of interest at this interest rate is the sole compensation available to the AMPS holders in the event of a failed auction.

48.   The ability of the holders of AMPS to sell the AMPS in the periodic auctions, assuming that sufficient bids were submitted by other investors for the auctions to succeed, gave the appearance that the AMPS were highly liquid. During the period from the issuance of the AMPS until approximately the end of 2007, this was generally true: there were sufficient bids for

the auctions to succeed, enabling AMPS holders who wished to do so, to sell their AMPS in the auctions.

49.   However, the terms of the AMPS and the prospectuses for the AMPS put investors on notice that the Funds could not ensure liquidity for the AMPS, and that the Adviser had no duty to submit bids in the periodic auctions that reset interest rates. Investors in the AMPS were also warned that, absent specified circumstances that have not occurred, the holders of the AMPS had no right to have their AMPS redeemed at liquidation value and that the Funds were under no obligation to redeem the AMPS. The terms of the AMPS and the prospectuses for the AMPS also put investors on notice that they may not be able to sell any or all of the AMPS, and that they may not be able to sell them at their liquidation value.

50.   The terms of the AMPS and the prospectuses for the AMPS also cautioned investors of the very risks that materialized when the auction rate market dried up, as one auction after another failed due to insufficient demand from buyers, causing the AMPS to become unsellable. The prospectuses for the AMPS stated:

There are a number of specific factors investors in AMPS should consider. ...

- Neither Broker-Dealers nor the Fund are obligated to purchase AMPS in an Auction or otherwise nor is the Fund required to redeem AMPS in the event of a failed Auction.

- If in an Auction for the AMPS Sufficient Clearing Bids do not exist, the Applicable Rate will be the Maximum Applicable Rate, and in such event, Beneficial Owners that have submitted Sell Orders will not be able to sell in the Auction all, and may not be able to sell any, AMPS subject to such Sell Orders. Thus, under certain circumstances, Beneficial Owners may not have liquidity of investment.

Prospectus for MuniHoldings Insured Investment Fund at 12 (October 1, 1997). The prospectuses for the Funds uniformly used the same, or substantially similar, language.

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51.   Additionally, the prospectuses for the AMPS stated that the broker-dealers were under no obligation to maintain a secondary trading market for the AMPS, that the broker-dealers were not required to provide or maintain liquidity for the AMPS, and that the value of the AMPS may fluctuate from their liquidity value of $25,000 per share – particularly between auctions:

> The Broker-Dealers intend to maintain a secondary trading market in the AMPS outside of Auctions; however, they have no obligation to do so and there can be no assurance that a secondary market for the AMPS will develop or, if it does develop, that it will provide holders with a liquid trading market (i.e., trading will depend on the presence of willing buyers and sellers and the trading price is subject to variables to be determined at the time of the trade by the Broker-Dealers). The AMPS will not be registered on any stock exchange or on any automated quotation system. An increase in the level of interest rates, particularly during any Long Term Dividend Period, likely will have an adverse effect on the secondary market price of the AMPS, and a selling shareholder may sell AMPS between Auctions at a price per share of less than $25,000.

Prospectus for MuniHoldings Insured Investment Fund at 12 (October 1, 1997). The prospectuses for the Funds uniformly used the same, or substantially similar, language.

52.   Further, in the event of a failed auction, the prospectus for the AMPS also cautioned AMPS investors that:

> If Sufficient Clearing Bids do not exist at such Auction for a series of the AMPS, the Dividend Period commencing on the Business Day succeeding such Auction will be a 7-Day Dividend Period, and the holders of the AMPS of such series outstanding prior to such Auction will be required to continue to hold such shares for such Dividend Period.

                    *   *   *

> If Sufficient Clearing Bids do not exist, the Dividend Period next following the Auction automatically will be a 7-Day Dividend Period and the Applicable Rate will be the Maximum Applicable Rate, and in such event, Existing Holders that have submitted Sell Orders will not be able to sell in the Auction all, and may not be able to sell any, AMPS subject to such Sell Orders. Thus, under certain circumstances, Existing Holders and, thus, the Beneficial Owners they represent may not have liquidity of investment.

Prospectus for MuniHoldings Insured Investment Fund at 5 and 8 (October 1, 1997). The prospectuses for the Funds uniformly used the same, or substantially similar, language.

53. Beginning in February 2008, the auction market for AMPS dried up, as one auction after another failed due to insufficient demand from buyers, causing the AMPS to become unsellable. Bidders refused to buy the AMPS at interest rates acceptable to existing holders of the AMPS, and the holders of the AMPS refused to sell the AMPS at interest rates acceptable to the Bidders. In particular, the Adviser and other large financial institutions stopped bidding in the AMPS auctions (in which they had no obligation to bid), and no active secondary market for the AMPS existed. To date, the auctions have continued to fail.

54. Since February 2008, a very limited secondary market in auction rate securities, such as the AMPS, has resulted in transactions in limited volumes at significant discounts from their liquidation value, including, for example, transactions at 70 to 80 cents on the dollar. In recognition of this discounted value, certain broker-dealers have valued the AMPS below their liquidation value on client statements.

55. Other financial institutions have recognized that AMPS are not worth their liquidation value in the current environment. For example, on June 4, 2009, Pioneer Investment Management, Inc. and two Pioneer closed-end management investment companies that also issued AMPS (referred to by Pioneer as ARPS) stressed the illiquidity of the securities and their deflated value in a filing with the SEC:

> The auction markets for the ARPS issued by the Trusts are not currently functioning, and the Trusts and the Adviser believe that auction markets for existing ARPS are unlikely to function normally again. The Trusts and the Adviser also believe that an established secondary market for ARPS that would assure that the holders of ARPS would receive the liquidation preference of $25,000 per share does not exist and that no such secondary market is likely to develop. As the auction process is no longer functioning and in the absence of an established secondary market that would provide the holders of ARPS with the

liquidation preference of $25,000, there is currently no reliable mechanism for holders of ARPS, including the holders of the Trusts' ARPS, to obtain liquidity.

Amendment No. 1 to the Application to Section 6(c), 17(b), and 17(d) of the Investment Trust Act of 1940 and Rule 17d-1 thereunder exempting applicants to the extent necessary from Section 17(a)(2) of the Act and permitting certain joint transactions in accordance with Section 17(d) of the Act and Rule 17d-1.

56. The Adviser, however, has declined to value the AMPS at prices below their liquidation value, as doing so would force the Adviser and its affiliates to recognize large losses on their own holdings of AMPS and other auction rate securities.

57. Despite the continued failed auctions and the absence of an active secondary market, beginning in June 2008, the Funds announced that they would commence redeeming the AMPS at their liquidation value. The redemptions were executed using the Funds' assets, causing cash and other assets of the Funds that were part of the common shareholders' investment to be used to borrow funds that were distributed to the AMPS holders and thus causing financial harm to the Funds and their common shareholders.

58. To date, the Adviser and Individual Defendants who control the MuniYield Insured Fund have caused the MuniYield Insured Fund to redeem $213,550,000 worth of AMPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the MuniYield Insured Fund's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the MuniYield Insured Fund has redeemed (at liquidation value) $213,550,000 worth of AMPS as follows:

Date Notification of Redemption Filed	AMPS Series & Redemption Date	Number of AMPS Redeemed	Dollar Amount of AMPS Redeemed Per Redemption

July 15, 2009	B on July 30, 2009	80	$2,000,000
July 15, 2009	F on August 4, 2009	87	$2,175,000
June 25, 2009	A on July 23, 2009	80	$2,000,000
June 19, 2009	C on July 9, 2009	80	$2,000,000
June 19, 2009	D on July 16, 2009	80	$2,000,000
June 19, 2009	E on July 9, 2009	145	$3,625,000
June 19, 2009	G on July 14, 2009	87	$2,175,000
June 19, 2009	H on July 6, 2009	95	$2,375,000
June 19, 2009	I on July 6, 2009	95	$2,375,000
June 23, 2008	C on July 10, 2008	744	$18,600,000
June 23, 2008	D on July 17, 2008	744	$18,600,000
June 23, 2008	F on July 8, 2008	812	$20,300,000
June 2, 2008	A on June 26, 2008	744	$18,600,000
June 2, 2008	B on July 3, 2008	744	$18,600,000
June 2, 2008	E on June 26, 2008	1,353	$33,825,000
June 2, 2008	G on June 24, 2008	812	$20,300,000
June 2, 2008	H on June 27, 2008	880	$22,000,000
June 2, 2008	I on June 23, 2008	880	$22,000,000
Totals:		*8,542*	*$213,550,000*

59. To date, the Adviser and Individual Defendants who control the MuniYield California Insured Fund have caused the MuniYield California Insured Fund to redeem $108,475,000 worth of AMPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the MuniYield California Insured Fund's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the MuniYield California Insured Fund has redeemed (at liquidation value) $108,475,000 worth of AMPS as follows:

Date Notification of Redemption Filed	AMPS Series & Redemption Date	Number of AMPS Redeemed	Dollar Amount of AMPS Redeemed Per Redemption
July 15, 2009	A August 3, 2009	169	$4,225,000
June 19, 2009	B on July 13, 2009	169	$4,225,000
June 19, 2009	C on July 8, 2009	150	$3,750,000
June 19, 2009	D on July 10, 2009	187	$4,675,000
June 19, 2009	E on July 6, 2009	187	$4,675,000
June 19, 2009	F on July 9, 2009	169	$4,225,000
June 2, 2008	A on July 7, 2008	541	$13,525,000
June 2, 2008	B on June 30, 2008	541	$13,525,000
June 2, 2008	C on June 25, 2008	481	$12,025,000
June 2, 2008	D on July 11, 2008	602	$15,050,000
June 2, 2008	E on June 27, 2008	602	$15,050,000
June 2, 2008	F on June 26, 2008	541	$13,525,000
Totals:		*4,339*	*$108,475,000*

60.   To date, the Adviser and Individual Defendants who control the MuniYield Fund have caused the MuniYield Fund to redeem $91,550,000 worth of AMPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the MuniYield Fund's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the MuniYield Fund has redeemed (at liquidation value) $91,550,000 worth of AMPS as follows:

Date Notification of Redemption Filed	AMPS Series & Redemption Date	Number of AMPS Redeemed	Dollar Amount of AMPS Redeemed Per Redemption
July 15, 2009	A on July 29, 2009	105	$2,625,000
June 25, 2009	B July 8, 2009	105	$2,625,000
June 25, 2009	C July 22, 2009	105	$2,625,000
June 19, 2009	D July 15, 2009	105	$2,625,000

June 19, 2009	E July 8, 2009	164	$4,100,000
June 19, 2009	F July 9, 2009	101	$2,525,000
June 19, 2009	G July 6, 2009	117	$2,925,000
June 23, 2008	B on July 9, 2008	375	$9,375,000
June 2, 2008	A on July 2, 2008	375	$9,375,000
June 2, 2008	C on June 25, 2008	375	$9,375,000
June 2, 2008	D on June 18, 2008	375	$9,375,000
June 2, 2008	E on June 18, 2008	584	$14,600,000
June 2, 2008	F on June 26, 2008	359	$8,975,000
June 2, 2008	G on June 23, 2008	417	$10,425,000
Totals:		*3,662*	*$91,550,000*

61.   To date, the Adviser and Individual Defendants who control the MuniHoldings Insured Investment Fund have caused the MuniHoldings Insured Investment Fund to redeem $88,600,000 worth of AMPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value.   According to the MuniHoldings Insured Investment Fund's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the MuniHoldings Insured Investment Fund has redeemed (at liquidation value) $88,600,000 worth of AMPS as follows:

Date Notification of Redemption Filed	AMPS Series & Redemption Date	Number of AMPS Redeemed	Dollar Amount of AMPS Redeemed Per Redemption
June 19, 2009	A on July 8, 2009	124	$3,100,000
June 19, 2009	B on July 6, 2009	207	$5,175,000
June 19, 2009	C on July 7, 2009	203	$5,075,000
June 19, 2009	D on July 9, 2009	128	$3,200,000
June 19, 2009	E on July 6, 2009	197	$4,925,000
June 2, 2008	A on June 25, 2008	387	$9,675,000
June 2, 2008	B on June 23, 2008	646	$16,150,000

June 2, 2008	C on June 24, 2008	636	$15,900,000
June 2, 2008	D on June 26, 2008	399	$9,975,000
June 2, 2008	E on June 27, 2008	617	$15,425,000
Totals:		*3,544*	*$88,600,000*

62. The Funds and their common shareholders were harmed by the refinancing of the AMPS undertaken in connection with the redemptions. To redeem the AMPS without sacrificing leverage, the Funds received approval from the Funds' Board of Trustees to refinance the leverage through the use of TOBs.

63. TOBs are derivative securities created by depositing municipal bonds into specially created trusts established by broker-dealers and then having the trust issue new securities ("floaters") based on that deposit. In exchange for the deposit, the fund receives a residual security interest, which receives all cash flows from the investment after first paying interest to the floaters, plus all trust-related fees.

64. The use of TOBs increased the costs and risks to the Funds while not providing any financial benefits to the Funds or their common shareholders. The TOBs financing was obtained at significantly higher interest rates than the maximum applicable rate payable on the AMPS. Since the beginning of 2008, market forces have driven down the index rate used to calculate the maximum applicable rates payable on the AMPS, making the cost of the TOBs financing significantly higher than the cost of the AMPS. Moreover, to obtain TOBs financing, the Funds were required to provide high-grade collateral that pays less interest than other securities the Funds would otherwise have invested in, and the Funds were required to sell lower grade bonds into a distressed market. In addition, fees associated with TOBs were, on information and belief, roughly four times higher than the corresponding AMPS fees.

65.   The replacement of the AMPS with TOBs financing also introduced the possibility that the substituted leverage could be withdrawn at the discretion of the broker-dealer providing the TOBs financing. Whereas the AMPS were issued for 30 to 40 year terms, and sometimes with perpetual terms, TOBs can be unwound on short notice at the discretion of the bank or broker-dealer providing the financing. Also, the use of TOBs changes the existing debt coverage ratio from a required 2:1 under AMPS to 3:1 under the TOBs, thus limiting the Funds' ability to invest their assets. The Funds also face the possible risk of a decline in income if a rise in short-term interest rates increases the interest payable to the floaters at the expense of the residual shares.

66.   Replacing the AMPS with TOBs harmed the Funds and their common shareholders by causing the Funds to refinance at higher rates, to pay additional fees, and take on increased risks. For example, on information and belief, the added cost of the financing, including fees associated with the TOBs, was between 60 and 150 basis points.

67.   Additionally, the TOBs constrained the Funds' financing flexibility and forced the Funds to take on additional risk than that which was present with the AMPS. For example, the TOBs provide only short term leverage which is more susceptible to being withdrawn, whereas the leverage provided by the AMPS was longer term and could not be withdrawn for the term of the AMPS (normally a minimum of 30 years).

68.   Finally, because the Funds redeemed the AMPS at their liquidation value, the Funds had to obtain significantly more financing than would have otherwise been required had they redeemed the AMPS at their market value.

69.   Defendants Davis and Gabbay, and the Funds' trustees, have explicitly acknowledged that they owe fiduciary duties to the common shareholders of the Funds, and that

they owe no fiduciary duty to the holders of the AMPS to redeem the AMPS at their liquidation value, or at all (absent circumstances specified in the terms of the AMPS that have not occurred). For example, in an action brought by AMPS holders against certain BlackRock closed-end municipal mutual funds – *including three of the Funds at issue in this case* – and Defendants Davis and Gabbay (as well as against the rest of the Funds' trustees – Richard E. Cavanagh, Karen P. Robards, G. Nicholas Beckwith, III, Kent Dixon, Frank J. Fabozzi, Kathleen F. Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard and W. Carl Kester) in which the AMPS holders alleged that the Funds and their Boards had a fiduciary duty to redeem the AMPS at their liquidation value after the auctions failed, the defendants in their Motion to Dismiss stated:

> [A]s a matter of law, the Defendants owe fiduciary duties to preferred shareholders, if at all, solely with respect to rights, if any, they share equally with common shareholders, such as a right to vote on corporate transactions. Here, however, the Funds' preferred and common stock have no shared right to redemption. ... [The governing fund documents specify the AMPS holder's] contractual rights and preferences as an holder. These fund documents ... expressly provide that the [AMPS] holders have no right to redemption following a failed auction.

Amegy Bank, N.A. v. Arch, et al., No. 09 Civ. 0754 (HB), Memorandum of Law in Support of Motion to Dismiss the Amended Complaints, at 2-3 (S.D.N.Y. filed Apr. 23, 2009). The *Amegy Bank* action was voluntarily discontinued pursuant to a settlement between the parties to that action before any decision on the Motion to Dismiss.

70.   The defendants in the *Amegy Bank* action also stated in their Motion to Dismiss that "the issuing documents impose *no obligation whatsoever* on the Funds or Defendants to redeem the [AMPS] following a failed auction or to maintain a liquid market for the [AMPS]." *Id.* at 6 (emphasis added). Additionally, the defendants argued in their Motion to Dismiss that they:

[O]we fiduciary duties to preferred shareholders, if at all, only to the extent that the rights of common stock and preferred stock intersect. ... For example, where both securities have voting rights, the directors may owe fiduciary duties of candor to the shareholders of both types of securities when soliciting their votes. Absent any such intersection, however, the rights of preferred stockholders are contractual in nature....

[The AMPS holders'] right of redemption is not a right shared equally with the common shareholders of the Funds. On the contrary, it is an alleged preferential right. ... Thus, ... the Funds' Issuing Documents ... determine what right, if any, [an AMPS holder] has with respect to redemption of [AMPS] it holds. As previously noted, the Issuing Documents expressly address the Fund's obligation to redeem the [AMPS], and *no such obligation exists in the event of a failed auction.* [The AMPS holders] cannot now rewrite the terms of the governing documents....

Id. at 13-16 (emphasis added).

71. The Defendants were improperly motivated to redeem the AMPS at their liquidation value in order to benefit the Adviser and its affiliates by preserving other business relationships with the AMPS holders. Because the AMPS are denominated at a liquidation value of $25,000 per share, AMPS holders typically include institutional investors such as hedge funds, commercial banks, investment banks, and broker-dealers, some of whom also sponsored issuances of auction rate securities by closed-end mutual funds advised by their affiliated investment advisers. AMPS holders also include high-net-worth individuals, some of whose accounts are managed by stockbrokers who deal exclusively with high-net-worth investors. Such individuals and brokers are generally larger and more lucrative clients of the Adviser and its affiliates than are most common shareholders of the Funds, who generally acquired their common shares of the Funds in secondary market transactions on the stock exchange and either are not clients of the Adviser and its affiliates, or are typically smaller investors than the AMPS holders. On information and belief, the Adviser and its affiliates also have substantial business relationships unrelated to the Funds with the financial institutions and individuals that hold the

AMPS and the brokers for the AMPS holders. On information and belief, some AMPS holders or their brokers have also threatened to stop investing in other financial products offered by the Adviser and its affiliates if the Adviser did not cause the Funds to redeem the AMPS at their liquidation value. The Defendants were therefore incentivized to redeem AMPS at their liquidation value in order to retain the assets of larger institutional and high-net-worth clients, both in the Funds and with respect to investments in the Adviser's and its affiliates' other investment products.

72. Additionally, the Funds portfolio managers' compensation and the Adviser's management and advisory fees were based on the amount of assets under management, which would suffer severely if clients pulled their money out of the Adviser's or their affiliates' products, or if in the future brokers directed their clients' money elsewhere. Thus, Defendants redeemed the AMPS at their liquidation value at the expense of the Funds and their common shareholders to protect the Adviser's and its affiliates' relationships with institutional and high-net-worth investors, and to protect the present and future compensation and fees those relationships generated for the portfolio managers, the Adviser and its affiliates.

73. On information and belief, the Adviser also had an incentive to create the appearance that the AMPS were worth more than their true value because the Adviser and its affiliates were carrying large quantities of AMPS and other auction rate securities on their own balance sheets. Thus, in addition to providing liquidity for the AMPS holders and enabling them to avoid incurring losses by selling AMPS at market prices, the Funds' redemption of the AMPS at their liquidation value also enabled the Adviser and its affiliates to avoid substantial writedowns on the substantial volumes of AMPS and auction rate securities of other issuers which, on information and belief, were held by the Adviser and its affiliates.

74. On information and belief, the Adviser and its affiliates avoided recognizing large losses on their own holdings of AMPS and other auction rate securities through tacit or explicit cooperation between the advisers of different families of closed-end funds to redeem the AMPS of the closed-end funds advised by them at liquidation value. This was done so that none of the financial institutions holding such securities would have to write them down to their true, below-liquidation value. Thus, the advisers acted together to avoid losses on their own balance sheets.

75. Defendants' decision to redeem the AMPS at their liquidation value injured the Funds and their common shareholders because the redemptions used the Funds' assets to redeem the AMPS for significantly more than their fair value or market value.

76. The Funds and their common shareholders were also harmed by the cost and risk of replacing the AMPS with TOBs.

DERIVATIVE AND DEMAND ALLEGATIONS

77. Plaintiffs bring this action derivatively in the right and for the benefit of the Funds to redress the Individual Defendants' and the Adviser's breaches of fiduciary duties owed to the Funds and their common shareholders.

78. Plaintiffs are common shareholders of the Funds, were common shareholders of the Funds at the time of the wrongdoing alleged herein, and have been common shareholders of the Funds continuously since that time.

79. Plaintiffs will adequately and fairly represent the interests of the Funds and their common shareholders in enforcing and prosecuting their rights.

80. On April 8, 2010, April 19, 2010 and April 30, 2010, Plaintiffs made demands (the "Demands") on the Board of Trustees of the Funds to take action against the Individual

Defendants and the Adviser and to recover the damages to the Funds. Attached hereto as "Exhibit A" are copies of the Demands.

81. On May 17, 2010 the Board of Trustees of the Funds informed Plaintiffs that it had discussed the Demands in a recent meeting, but believed that it would take "approximately 60 days to consider fully and develop a response" to the Demands. Attached hereto as "Exhibit B" is a copy of the Board's May 17, 2010 letter to Plaintiffs.

82. On July 7, 2010 Plaintiffs informed the Funds that they believed it imperative that the Funds cease any additional AMPS redemptions while the Board of Trustees carried out its investigation of the allegations contained in the Demands, and asked that the Funds confirm by July 12, 2010 whether the Board of Trustees would agree to cease causing the Funds to redeem additional AMPS during the pendency of its investigation. Attached hereto as "Exhibit C" is a copy of Plaintiffs' July 7, 2010 letter to the Funds.

83. The Funds failed to respond to Plaintiffs request until July 19, 2010, when the Demand Review Committee (the "Committee"), established by the Funds' Boards, informed Plaintiffs that it would refuse to commit to not causing the Funds to redeem additional AMPS during the pendency of its investigation. Additionally, the Committee informed Plaintiffs that its "current expectation" was that the Demand Review should now be completed by the end of August. Attached hereto as "Exhibit D" is a copy of the Committee's July 19, 2010 letter to Plaintiffs.

84. Neither the Board nor the Demand Committee has responded to the Demands in good faith. Further, their purported investigation is unreasonable and inadequate because both the Board and the Demand Committee have delayed responding to the Demands, and have

refused to suspend additional redemptions of AMPS during the pendency of its purported investigation.

85.   Given the Board and Demand Committee's failure to respond in good faith to the Demands, and the exigent circumstances arising out of Defendants' ability to continue causing the Funds to redeem additional AMPS during the pendency of its investigation, Plaintiffs have waited a reasonable amount of time prior to filing their Complaint.

COUNT I

Against the Individual Defendants and the Adviser for Breaches of Fiduciary Duty

86.   Plaintiffs incorporate by reference and reallege each and every allegation set forth above, as though fully set forth herein.

87.   Each of the Individual Defendants and the Adviser owe and owed to the Funds the fiduciary duties of good faith, loyalty, and due care in management and administration of the affairs of the Funds and in the use and preservation of the Funds' property and assets.

88.   By agreeing to act as trustees or officers of the Funds, the Individual Defendants accepted their obligations of good faith, loyalty, and due care, to control and manage the Funds in a fair, just, honest, and equitable manner, and to act in furtherance of the best interests of the Funds and their common shareholders.

89.   By agreeing to manage the Funds' portfolios, including the selection of securities and overall management of the Funds' business and investment strategies, the Adviser accepted its obligations of good faith, loyalty, and due care, to control and manage the Funds in a fair, just, honest, and equitable manner and to act in furtherance of the best interests of the Funds and their common shareholders.

90.   To discharge those duties, the Individual Defendants and the Adviser were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Funds and to maintain the value of the Funds for the common shareholder class and not give preferential treatment to the AMPS holders except to the extent expressly required by the contractual terms of the AMPS.

91.   As alleged in detail herein, Defendants breached their fiduciary duties of good faith, loyalty, and due care by favoring the interests of the AMPS holders by causing the Funds to redeem the AMPS at their liquidation value at the expense of the Funds and their common shareholders, and in the absence of any fiduciary or contractual obligation to the AMPS holders to redeem the AMPS at their liquidation value.

92.   Redeeming the AMPS at their liquidation value at the expense of the Funds was impermissible because it was contrary to the best interests of the Funds and their common shareholders. By redeeming the AMPS at their liquidation value, the Individual Defendants and the Adviser failed to protect the value of the Funds for the common shareholders. The Individual Defendants and the Adviser effectively misappropriated the assets of the Funds and transferred those assets to persons who were not entitled to the assets, *i.e.*, the AMPS holders, for the improper purpose of preserving lucrative relationships of the Adviser and its affiliates with those persons.

93.   Plaintiffs have demanded to the Boards that the Funds refrain from all further redemptions of AMPS at their liquidation value and recover from the Individual Defendants and the Adviser the damages caused to the Funds and their common shareholders arising out of the improper redemption of the AMPS. That demand has been refused.

94. As a result of the Defendants' breaches of fiduciary duties, the Funds sustained substantial damages and will continue to suffer damages if additional AMPS are redeemed at their liquidation value.

95. The Individual Defendants' and the Adviser's misconduct was not, and could not have been, an exercise of a good faith and valid business judgment. Rather, as alleged herein, the redemptions were intended to promote the interests of the Adviser and its affiliates, unrelated to the business of the Funds, in other business between the Adviser and its affiliates, on the one hand, and the holders of the AMPS, on the other hand, and to protect the interests of the Adviser and its affiliates in avoiding writedowns of the value of AMPS and other auction rate securities held by them.

96. The Individual Defendants and the Adviser are liable to the Funds as a result of the acts alleged herein.

<u>COUNT II</u>

<u>Against the Individual Defendants and the Adviser for Waste of Assets of the Funds</u>

97. Plaintiffs incorporate by reference and reallege each and every allegation set forth above, as though fully set forth herein.

98. The Individual Defendants and the Adviser caused the Funds to redeem the AMPS, which constituted an acquisition of assets (the AMPS) by the Funds using the Funds' assets at prices far in excess of the market value and fair value of the assets. Since the AMPS could not otherwise be sold at their liquidation value, redeeming the AMPS effectively shifted the losses caused by the failed auctions onto the Funds' common shareholders by reducing the net asset value of the Funds and the net asset value per share of their common shares. These

actions amount to waste of valuable assets of the Funds in breach of the Defendants' duties owed to the Funds and the common shareholders.

99. The Individual Defendants and the Adviser are liable to the Funds as a result of the actions alleged herein.

COUNT III

Against BlackRock for Aiding and Abetting the Individual Defendants' and the Adviser's Breaches of Fiduciary Duty

100. Plaintiffs incorporate by reference and reallege each and every allegation set forth above, as though fully set forth herein.

101. As alleged in detail herein, each of the Individual Defendants and the Adviser had a fiduciary duty to, among other things, refrain from unduly benefiting and favoring the AMPS holders and themselves at the expense of the Funds and the Funds' common shareholders.

102. As alleged in detail herein, the Individual Defendants and the Adviser breached their fiduciary duties by, among other things, improperly redeeming the AMPS at their liquidation value, which was at a significant premium to their market value.

103. The Individual Defendants and the Adviser breached their fiduciary duties at the behest of BlackRock in a deliberate course of action designed to divert assets from each of the Funds and their common shareholders to repurchase the AMPS from clients favored by BlackRock at a significant premium to the AMPS' market value.

104. The actions of the Individual Defendants and the Adviser directly benefited BlackRock by helping to retain clients to whom BlackRock wanted to continue providing financial products and services, and thereby continue to generate substantial fees for BlackRock and its affiliates.

105.   As a direct and proximate result of BlackRock's aiding and abetting the breaches of fiduciary duties committed by the Individual Defendants and the Adviser, the Funds have sustained damages, as alleged herein.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment as follows:

A.   Declaring that the Defendants have breached their fiduciary duties owed to the Funds and their common shareholders;

B.   Ordering the Defendants not to redeem any AMPS at their liquidation value using Trust assets;

C.   Awarding monetary damages against all Defendants, individually, jointly or severally, in favor of the Funds, for all losses and damages suffered as a result of the redemptions of AMPS at their liquidation value;

D.   Awarding the Plaintiffs the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses; and

E.   Granting such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby request a trial by jury.

Dated: New York, New York
       August 03, 2010

Respectfully submitted,

THE SHAPIRO FIRM, LLP

By: _____
    Robert J. Shapiro
500 Fifth Avenue, 14th Floor
New York, NY 10110
Tel: (212) 391-6464
Fax: (212) 719-1616

**BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP**
Lee D. Rudy
Michael J. Hynes
Eric L. Zagar
Kristen L. Ross
280 King of Prussia Road
Radnor, PA 19087
Tel: (610) 667-7706
Fax: (610) 667-7056

Counsel for Plaintiffs

EXHIBIT A



BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (610) 822-2209
E-Mail: ezagar@btkmc.com

April 19, 2010

VIA FEDEX
Mr. Richard E. Cavanagh
Chairman of the Board
BlackRock MuniYield Insured Fund, Inc.
100 Bellevue Parkway
Wilmington, DE 19809

  Re: **Shareholder Demand**

Dear Mr. Cavanagh:

  This firm represents Dolores Eitel (the "Shareholder"), a common shareholder of the BlackRock MuniYield Insured Fund, Inc. (the "Fund"). I write on behalf of the Shareholder to demand that the Board of Directors of the Fund (the "Board") take action to remedy breaches of fiduciary duties to the Fund by BlackRock Advisors, LLC (formerly known as Blackrock Advisors, Inc.), the investment adviser to the Fund (the "Adviser"), and the directors and certain executive officers of the Fund.

  As you know, on June 2, 2008, June 23, 2008, June 19, 2009, June 25, 2009 and July 15, 2009, the Fund announced that it would redeem Auction Rate Preferred Shares (the "ARPS") of the Fund at par value. To date, the Fund has redeemed at par $213,550,000 worth of ARPS. Under the terms of the ARPS and the prospectus by which they were sold, the holders of ARPS have no right to have the ARPS redeemed or repurchased at par and the Fund has no obligation to redeem or repurchase the ARPS at par (absent circumstances specified in the terms of the ARPS that have not occurred). The holders of the ARPS were on notice that the periodic auctions, in which the dividend rate for the ARPS is reset and holders have the opportunity to offer to sell their ARPS, could fail. The terms of the ARPS and the underlying prospectuses also put the holders of the ARPS on notice that if the auctions fail, the holders may be unable to sell their ARPS. The Fund has no obligation to take any action to prevent the ARPS auctions from failing or to ensure liquidity for holders of the ARPS in any way (absent circumstances specified in the terms of the ARPS that have not occurred).

  Since early 2008, the auction market for ARPS has continuously failed, making the ARPS illiquid. Since the ARPS auction market collapsed, the secondary market for ARPS has consisted of transactions significantly below par. There exists no secondary market on which the ARPS can be sold at par value or at any price that does not reflect a significant discount from par. Therefore, the market value and fair value of the ARPS issued by the Fund were significantly less than par at the times they were redeemed. The Fund's preferential treatment of

280 King of Prussia Road, Radnor, Pennsylvania 19087 T. 610-667-7706 F. 610-667-7056 info@btkmc.com
580 California Street, Suite 1750, San Francisco, California 94104 T. 415-400-3000 F. 415-400-3001 info@btkmc.com
WWW.BTKMC.COM



the ARPS holders by redeeming the ARPS at par value at the expense of the Fund was impermissible because it was contrary to the best interests of the Fund and its common shareholders.

By reason of their positions and because of their ability to control the business affairs of the Fund, the Adviser and the Fund's directors and officers owe to the Fund and its shareholders the fiduciary obligations of loyalty and care. The Adviser also owes fiduciary obligations to the Fund and its shareholders under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. The Shareholder believes that the Adviser and the following directors and officers violated these fiduciary duties by causing the Fund to redeem the ARPS at par: Chairman of the Board Richard E. Cavanagh, Vice Chair of the Board Karen P. Robards, trustees G. Nicholas Beckwith, III, Kent Dixon, Frank J. Fabozzi, Kathleen F. Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard, W. Carl Kester, Richard S. Davis and Henry Gabbay, President and Chief Executive Officer ("CEO") Anne F. Ackerley, Chief Financial Officer Neal J. Andrews, Chief Compliance Officer Brian P. Kindelan, Treasurer Jay M. Fife, Secretary Howard B. Surloff, fomer trustee Robert S. Salomon, Jr., and former President and CEO Donald C. Burke (collectively, the "Directors and Officers").

In particular, the Shareholder believes that the Adviser and the Directors and Officers breached their duty of loyalty to the Fund when they caused the Fund to redeem the ARPS at par at the expense of the Fund and its common shareholders. The Shareholder believes that the redemptions were improperly motivated to benefit the Adviser by preserving its and its affiliates' other business relationships with the ARPS holders. For example, the holders of the ARPS are believed to include institutional investors, such as hedge funds, banks, and broker-dealers, with which the Adviser and its affiliates have substantial business relationships unrelated to the Fund. The ARPS holders are also believed to include high net worth individuals and other investors who, directly or through their brokers, are believed to have threatened to stop buying other products sold by the Adviser if the Adviser did not cause the Fund to redeem the ARPS at par. The Fund's at-par redemptions also benefitted the Adviser and its affiliates who owned and were carrying large quantities of ARPS of various issuers on their own balance sheets.

Further, the Shareholder believes the Adviser and the Directors and Officers wasted Fund assets by causing the Fund to redeem the ARPS at par value despite evidence indicating that the market value and fair value of the ARPS were far less than par at the time they were redeemed. Redeeming the ARPS at par constituted an acquisition of assets (the ARPS) by the Fund using the Fund's cash at prices far in excess of the market value and fair value of the assets. The redemptions effectively shifted the losses caused by the failed auction market from the ARPS holders to the Fund and its common shareholders. The redemption of the ARPS at par value therefore constitutes waste and further breaches the duties owed by the Adviser, Directors, and Officers to the Fund and its common shareholders. Additionally, the Shareholder maintains that the Fund was inappropriately charged excessive fees in light of the actions detailed herein.



BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP

On behalf of the Shareholder, I hereby demand that the Board take action against the Adviser and each of the Directors and Officers to recover the damages described herein for the benefit of the Fund. I also demand that the Board refrain from authorizing any further redemptions or repurchases of ARPS by the Fund at prices in excess of fair value or market value at the time of the transaction. Any such redemptions or repurchases would result in additional damages to the Fund.

If the Fund does not commence appropriate action within a reasonable period of time, the Shareholder will commence a shareholder derivative action on behalf of the Fund to obtain appropriate relief. This Shareholder Demand also serves to put all affected entities and individuals identified herein on notice of their document preservation and collection responsibilities.

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Eric L. Zagar

ELZ/rm



BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (610) 822-2209
E-Mail: ezagar@btkmc.com

April 8, 2010

VIA FEDEX
Mr. Richard E. Cavanagh
Chairman of the Board
BlackRock MuniYield California Insured Fund, Inc.
100 Bellevue Parkway
Wilmington, DE 19809

Re: Shareholder Demand

Dear Mr. Cavanagh:

This firm represents Roy Curbow (the "Shareholder"), a common shareholder of the BlackRock MuniYield California Insured Fund, Inc. (the "Fund"). I write on behalf of the Shareholder to demand that the Board of Directors of the Fund (the "Board") take action to remedy breaches of fiduciary duties to the Fund by BlackRock Advisors, LLC (formerly known as Blackrock Advisors, Inc.), the investment adviser to the Fund (the "Adviser"), and the directors and certain executive officers of the Fund.

As you know, on June 2, 2008, June 19, 2009 and July 15, 2009, the Fund announced that it would redeem Auction Rate Preferred Shares (the "ARPS") of the Fund at par value. To date, the Fund has redeemed at par $108,475,000 worth of ARPS. Under the terms of the ARPS and the prospectus by which they were sold, the holders of ARPS have no right to have the ARPS redeemed or repurchased at par and the Fund has no obligation to redeem or repurchase the ARPS at par (absent circumstances specified in the terms of the ARPS that have not occurred). The holders of the ARPS were on notice that the periodic auctions, in which the dividend rate for the ARPS is reset and holders have the opportunity to offer to sell their ARPS, could fail. The terms of the ARPS and the underlying prospectuses also put the holders of the ARPS on notice that if the auctions fail, the holders may be unable to sell their ARPS. The Fund has no obligation to take any action to prevent the ARPS auctions from failing or to ensure liquidity for holders of the ARPS in any way (absent circumstances specified in the terms of the ARPS that have not occurred).

Since early 2008, the auction market for ARPS has continuously failed, making the ARPS illiquid. Since the ARPS auction market collapsed, the secondary market for ARPS has consisted of transactions significantly below par. There exists no secondary market on which the ARPS can be sold at par value or at any price that does not reflect a significant discount from par. Therefore, the market value and fair value of the ARPS issued by the Fund were significantly less than par at the times they were redeemed. The Fund's preferential treatment of



280 King of Prussia Road, Radnor, Pennsylvania 19087 T. 610-667-7706 F. 610-667-7056 info@btkmc.com
580 California Street, Suite 1750, San Francisco, California 94104 T. 415-400-3000 F. 415-400-3001 info@btkmc.com
WWW.BTKMC.COM



Mr. Richard E. Cavanagh
April 8, 2010
Page 2



the ARPS holders by redeeming the ARPS at par value at the expense of the Fund was impermissible because it was contrary to the best interests of the Fund and its common shareholders.

By reason of their positions and because of their ability to control the business affairs of the Fund, the Adviser and the Fund's directors and officers owe to the Fund and its shareholders the fiduciary obligations of loyalty and care. The Adviser also owes fiduciary obligations to the Fund and its shareholders under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. The Shareholder believes that the Adviser and the following directors and officers violated these fiduciary duties by causing the Fund to redeem the ARPS at par: Chairman of the Board Richard E. Cavanagh, Vice Chair of the Board Karen P. Robards, trustees G. Nicholas Beckwith, III, Kent Dixon, Frank J. Fabozzi, Kathleen F. Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard, W. Carl Kester, Richard S. Davis and Henry Gabbay, President and Chief Executive Officer ("CEO") Anne F. Ackerley, Chief Financial Officer Neal J. Andrews, Chief Compliance Officer Brian P. Kindelan, Treasurer Jay M. Fife, Secretary Howard B. Surloff, former trustee Robert S. Salomon, Jr., and former President and CEO Donald C. Burke (collectively, the "Directors and Officers").

In particular, the Shareholder believes that the Adviser and the Directors and Officers breached their duty of loyalty to the Fund when they caused the Fund to redeem the ARPS at par at the expense of the Fund and its common shareholders. The Shareholder believes that the redemptions were improperly motivated to benefit the Adviser by preserving its and its affiliates' other business relationships with the ARPS holders. For example, the holders of the ARPS are believed to include institutional investors, such as hedge funds, banks, and broker-dealers, with which the Adviser and its affiliates have substantial business relationships unrelated to the Fund. The ARPS holders are also believed to include high net worth individuals and other investors who, directly or through their brokers, are believed to have threatened to stop buying other products sold by the Adviser if the Adviser did not cause the Fund to redeem the ARPS at par. The Fund's at-par redemptions also benefitted the Adviser and its affiliates who owned and were carrying large quantities of ARPS of various issuers on their own balance sheets.

Further, the Shareholder believes the Adviser and the Directors and Officers wasted Fund assets by causing the Fund to redeem the ARPS at par value despite evidence indicating that the market value and fair value of the ARPS were far less than par at the time they were redeemed. Redeeming the ARPS at par constituted an acquisition of assets (the ARPS) by the Fund using the Fund's cash at prices far in excess of the market value and fair value of the assets. The redemptions effectively shifted the losses caused by the failed auction market from the ARPS holders to the Fund and its common shareholders. The redemption of the ARPS at par value therefore constitutes waste and further breaches the duties owed by the Adviser, Directors, and Officers to the Fund and its common shareholders. Additionally, the Shareholder maintains that the Fund was inappropriately charged excessive fees in light of the actions detailed herein.



On behalf of the Shareholder, I hereby demand that the Board take action against the Adviser and each of the Directors and Officers to recover the damages described herein for the benefit of the Fund.   I also demand that the Board refrain from authorizing any further redemptions or repurchases of ARPS by the Fund at prices in excess of fair value or market value at the time of the transaction.   Any such redemptions or repurchases would result in additional damages to the Fund.

If the Fund does not commence appropriate action within a reasonable period of time, the Shareholder will commence a shareholder derivative action on behalf of the Fund to obtain appropriate relief.   This Shareholder Demand also serves to put all affected entities and individuals identified herein on notice of their document preservation and collection responsibilities.

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Eric L. Zagar

ELZ/rm



Writer's Direct Dial: (610) 822-2209
E-Mail: czagar@btkmc.com

April 8, 2010

VIA FEDEX
Mr. Richard E. Cavanagh
Chairman of the Board
BlackRock MuniYield Fund, Inc.
100 Bellevue Parkway
Wilmington, DE 19809

      Re: Shareholder Demand

Dear Mr. Cavanagh:

      This firm represents LeRoy Smith (the "Shareholder"), a common shareholder of the BlackRock MuniYield Fund, Inc. (the "Fund"). I write on behalf of the Shareholder to demand that the Board of Directors of the Fund (the "Board") take action to remedy breaches of fiduciary duties to the Fund by BlackRock Advisors, LLC (formerly known as Blackrock Advisors, Inc.), the investment adviser to the Fund (the "Adviser"), and the directors and certain executive officers of the Fund.

      As you know, on June 2, 2008, June 23, 2008, June 19, 2009, June 25, 2009 and July 15, 2009, the Fund announced that it would redeem Auction Rate Preferred Shares (the "ARPS") of the Fund at par value. To date, the Fund has redeemed at par $91,550,000 worth of ARPS. Under the terms of the ARPS and the prospectus by which they were sold, the holders of ARPS have no right to have the ARPS redeemed or repurchased at par and the Fund has no obligation to redeem or repurchase the ARPS at par (absent circumstances specified in the terms of the ARPS that have not occurred). The holders of the ARPS were on notice that the periodic auctions, in which the dividend rate for the ARPS is reset and holders have the opportunity to offer to sell their ARPS, could fail. The terms of the ARPS and the underlying prospectuses also put the holders of the ARPS on notice that if the auctions fail, the holders may be unable to sell their ARPS. The Fund has no obligation to take any action to prevent the ARPS auctions from failing or to ensure liquidity for holders of the ARPS in any way (absent circumstances specified in the terms of the ARPS that have not occurred).

      Since early 2008, the auction market for ARPS has continuously failed, making the ARPS illiquid. Since the ARPS auction market collapsed, the secondary market for ARPS has consisted of transactions significantly below par. There exists no secondary market on which the ARPS can be sold at par value or at any price that does not reflect a significant discount from par. Therefore, the market value and fair value of the ARPS issued by the Fund were significantly less than par at the times they were redeemed. The Fund's preferential treatment of

280 King of Prussia Road, Radnor, Pennsylvania 19087 T. 610-667-7706 F. 610-667-7056 info@btkmc.com
580 California Street, Suite 1750, San Francisco, California 94104 T. 415-400-3000 F. 415-400-3001 info@btkmc.com
WWW.BTKMC.COM



the ARPS holders by redeeming the ARPS at par value at the expense of the Fund was impermissible because it was contrary to the best interests of the Fund and its common shareholders.

By reason of their positions and because of their ability to control the business affairs of the Fund, the Adviser and the Fund's directors and officers owe to the Fund and its shareholders the fiduciary obligations of loyalty and care. The Adviser also owes fiduciary obligations to the Fund and its shareholders under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. The Shareholder believes that the Adviser and the following directors and officers violated these fiduciary duties by causing the Fund to redeem the ARPS at par: Chairman of the Board Richard E. Cavanagh, Vice Chair of the Board Karen P. Robards, trustees G. Nicholas Beckwith, III, Kent Dixon, Frank J. Fabozzi, Kathleen F. Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard, W. Carl Kester, Richard S. Davis and Henry Gabbay, President and Chief Executive Officer ("CEO") Anne F. Ackerley, Chief Financial Officer Neal J. Andrews, Chief Compliance Officer Brian P. Kindelan, Treasurer Jay M. Fife, Secretary Howard B. Surloff, former trustee Robert S. Salomon, Jr., and former President and CEO Donald C. Burke (collectively, the "Directors and Officers").

In particular, the Shareholder believes that the Adviser and the Directors and Officers breached their duty of loyalty to the Fund when they caused the Fund to redeem the ARPS at par at the expense of the Fund and its common shareholders. The Shareholder believes that the redemptions were improperly motivated to benefit the Adviser by preserving its and its affiliates' other business relationships with the ARPS holders. For example, the holders of the ARPS are believed to include institutional investors, such as hedge funds, banks, and broker-dealers, with which the Adviser and its affiliates have substantial business relationships unrelated to the Fund. The ARPS holders are also believed to include high net worth individuals and other investors who, directly or through their brokers, are believed to have threatened to stop buying other products sold by the Adviser if the Adviser did not cause the Fund to redeem the ARPS at par. The Fund's at-par redemptions also benefitted the Adviser and its affiliates who owned and were carrying large quantities of ARPS of various issuers on their own balance sheets.

Further, the Shareholder believes the Adviser and the Directors and Officers wasted Fund assets by causing the Fund to redeem the ARPS at par value despite evidence indicating that the market value and fair value of the ARPS were far less than par at the time they were redeemed. Redeeming the ARPS at par constituted an acquisition of assets (the ARPS) by the Fund using the Fund's cash at prices far in excess of the market value and fair value of the assets. The redemptions effectively shifted the losses caused by the failed auction market from the ARPS holders to the Fund and its common shareholders. The redemption of the ARPS at par value therefore constitutes waste and further breaches the duties owed by the Adviser, Directors, and Officers to the Fund and its common shareholders. Additionally, the Shareholder maintains that the Fund was inappropriately charged excessive fees in light of the actions detailed herein.



On behalf of the Shareholder, I hereby demand that the Board take action against the Adviser and each of the Directors and Officers to recover the damages described herein for the benefit of the Fund. I also demand that the Board refrain from authorizing any further redemptions or repurchases of ARPS by the Fund at prices in excess of fair value or market value at the time of the transaction. Any such redemptions or repurchases would result in additional damages to the Fund.

If the Fund does not commence appropriate action within a reasonable period of time, the Shareholder will commence a shareholder derivative action on behalf of the Fund to obtain appropriate relief. This Shareholder Demand also serves to put all affected entities and individuals identified herein on notice of their document preservation and collection responsibilities.

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Eric L. Zagar

ELZ/rm


April 8, 2010

VIA FEDEX
Mr. Richard E. Cavanagh
Chairman of the Board
BlackRock MuniHoldings Insured Investment Fund
100 Bellevue Parkway
Wilmington, DE 19809

Re: **Shareholder Demand**

Dear Mr. Cavanagh:

This firm represents Al and Beatrice Marvet (the "Shareholders"), common shareholders of the BlackRock MuniHoldings Insured Investment Fund (the "Fund"), formerly known as the BlackRock MuniHoldings Florida Insured Fund. I write on behalf of the Shareholders to demand that the Board of Directors of the Fund (the "Board") take action to remedy breaches of fiduciary duties to the Fund by BlackRock Advisors, LLC (formerly known as Blackrock Advisors, Inc.), the investment adviser to the Fund (the "Adviser"), and the directors and certain executive officers of the Fund.

As you know, on June 2, 2008 and June 19, 2009, the Fund announced that it would redeem Auction Rate Preferred Shares (the "ARPS") of the Fund at par value. To date, the Fund has redeemed at par $88,600,000 worth of ARPS. Under the terms of the ARPS and the prospectus by which they were sold, the holders of ARPS have no right to have the ARPS redeemed or repurchased at par and the Fund has no obligation to redeem or repurchase the ARPS at par (absent circumstances specified in the terms of the ARPS that have not occurred). The holders of the ARPS were on notice that the periodic auctions, in which the dividend rate for the ARPS is reset and holders have the opportunity to offer to sell their ARPS, could fail. The terms of the ARPS and the underlying prospectuses also put the holders of the ARPS on notice that if the auctions fail, the holders may be unable to sell their ARPS. The Fund has no obligation to take any action to prevent the ARPS auctions from failing or to ensure liquidity for holders of the ARPS in any way (absent circumstances specified in the terms of the ARPS that have not occurred).

Since early 2008, the auction market for ARPS has continuously failed, making the ARPS illiquid. Since the ARPS auction market collapsed, the secondary market for ARPS has consisted of transactions significantly below par. There exists no secondary market on which the ARPS can be sold at par value or at any price that does not reflect a significant discount from par. Therefore, the market value and fair value of the ARPS issued by the Fund were

280 King of Prussia Road, Radnor, Pennsylvania 19087   T. 610-667-7706   F. 610-667-7056   info@btkmc.com
580 California Street, Suite 1750, San Francisco, California 94104   T. 415-400-3000   F. 415-400-3001   info@btkmc.com
WWW.BTKMC.COM



significantly less than par at the times they were redeemed. The Fund's preferential treatment of the ARPS holders by redeeming the ARPS at par value at the expense of the Fund was impermissible because it was contrary to the best interests of the Fund and its common shareholders.

By reason of their positions and because of their ability to control the business affairs of the Fund, the Adviser and the Fund's directors and officers owe to the Fund and its shareholders the fiduciary obligations of loyalty and care. The Adviser also owes fiduciary obligations to the Fund and its shareholders under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. The Shareholders believe that the Adviser and the following directors and officers violated these fiduciary duties by causing the Fund to redeem the ARPS at par: Chairman of the Board Richard E. Cavanagh, Vice Chair of the Board Karen P. Robards, trustees G. Nicholas Beckwith, III, Kent Dixon, Frank J. Fabozzi, Kathleen F. Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard, W. Carl Kester, Richard S. Davis and Henry Gabbay, President and Chief Executive Officer ("CEO") Anne F. Ackerley, Chief Financial Officer Neal J. Andrews, Chief Compliance Officer Brian P. Kindelan, Treasurer Jay M. Fife, Secretary Howard B. Surloff, former trustee Robert S. Salomon, Jr., and former President and CEO Donald C. Burke (collectively, the "Directors and Officers").

In particular, the Shareholders believe that the Adviser and the Directors and Officers breached their duty of loyalty to the Fund when they caused the Fund to redeem the ARPS at par at the expense of the Fund and its common shareholders. The Shareholders believe that the redemptions were improperly motivated to benefit the Adviser by preserving its and its affiliates' other business relationships with the ARPS holders. For example, the holders of the ARPS are believed to include institutional investors, such as hedge funds, banks, and broker-dealers, with which the Adviser and its affiliates have substantial business relationships unrelated to the Fund. The ARPS holders are also believed to include high net worth individuals and other investors who, directly or through their brokers, are believed to have threatened to stop buying other products sold by the Adviser if the Adviser did not cause the Fund to redeem the ARPS at par. The Fund's at-par redemptions also benefitted the Adviser and its affiliates who owned and were carrying large quantities of ARPS of various issuers on their own balance sheets.

Further, the Shareholders believe the Adviser and the Directors and Officers wasted Fund assets by causing the Fund to redeem the ARPS at par value despite evidence indicating that the market value and fair value of the ARPS were far less than par at the time they were redeemed. Redeeming the ARPS at par constituted an acquisition of assets (the ARPS) by the Fund using the Fund's cash at prices far in excess of the market value and fair value of the assets. The redemptions effectively shifted the losses caused by the failed auction market from the ARPS holders to the Fund and its common shareholders. The redemption of the ARPS at par value therefore constitutes waste and further breaches the duties owed by the Adviser, Directors, and Officers to the Fund and its common shareholders. Additionally, the Shareholders maintain that the Fund was inappropriately charged excessive fees in light of the actions detailed herein.



On behalf of the Shareholders, I hereby demand that the Board take action against the Adviser and each of the Directors and Officers to recover the damages described herein for the benefit of the Fund. I also demand that the Board refrain from authorizing any further redemptions or repurchases of ARPS by the Fund at prices in excess of fair value or market value at the time of the transaction. Any such redemptions or repurchases would result in additional damages to the Fund.

If the Fund does not commence appropriate action within a reasonable period of time, the Shareholders will commence a shareholder derivative action on behalf of the Fund to obtain appropriate relief. This Shareholder Demand also serves to put all affected entities and individuals identified herein on notice of their document preservation and collection responsibilities.

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Eric L. Zagar

ELZ/rm

EXHIBIT B

DEBEVOISE & PLIMPTON LLP

919 Third Avenue
New York, NY 10022
Tel 212 909 6000
www.debevoise.com

John S. Kiernan
Partner
Tel 212 909 6692
Fax 212 521 7692
jskiernan@debevoise.com

May 17, 2010

Eric L. Zagar, Esq.
Barroway Topaz Kessler Meltzer & Check, LLP
280 King of Prussia Road
Radnor, PA 19087

BlackRock Closed-End Funds

Dear Mr. Zagar:

I am writing as counsel for the independent directors of BlackRock Closed-End Funds, in response to your demand letters listed on the attached schedule to Richard E. Cavanagh as Chairman of the Boards and an Independent Director of the BlackRock Closed-End Funds. There was a delay in the delivery of these letters to Mr. Cavanagh, because you did not send them to the address listed in BlackRock's proxy materials or to an address having any connection to the Board.

The Board discussed your letters in a recent meeting and instructed me to report to you that they have substantial familiarity with the transactions your letter has challenged, but believe it will take approximately 60 days to consider fully and develop a response to your letters. I expect to send you that response on their behalf in approximately mid-July. In the meantime, while the directors are considering your letters, on their behalf I invite you to furnish me, for sharing with them, any further information or thoughts you have that you believe would help in the evaluation of the positions you set forth in your letters.

Sincerely yours,

John S. Kiernan

Attachment

23191666v1

New York • Washington. D.C. • London • Paris • Frankfurt • Moscow • Hong Kong • Shanghai

FUND	DATE OF LETTER
BlackRock California Municipal Income Trust	April 8, 2010
BlackRock Credit Allocation Income Trust II, Inc. (formerly, BlackRock Preferred Income Strategies Fund, Inc.)	April 8, 2010
BlackRock Credit Allocation Income Trust IV (formerly, BlackRock Preferred Equity Advantage Trust)	April 8, 2010
BlackRock Insured Municipal Income Investment Trust (formerly, BlackRock Florida Insured Municipal Income Trust)	April 8, 2010
BlackRock Insured Municipal Income Trust	April 8, 2010
BlackRock Municipal Bond Investment Trust (formerly, BlackRock Florida Municipal Bond Trust)	April 8, 2010
BlackRock Municipal Income Trust	April 8, 2010
BlackRock Muni Intermediate Duration Fund, Inc.	April 8, 2010
BlackRock MuniHoldings Insured Investment Fund (formerly, BlackRock MuniHoldings Florida Insured Fund)	April 8, 2010
BlackRock MuniHoldings Insured Fund II, Inc.	April 8, 2010
BlackRock MuniHoldings New Jersey Insured Fund, Inc.	April 19, 2010
BlackRock MuniYield California Insured Fund, Inc.	April 8, 2010
BlackRock MuniYield Fund, Inc.	April 8, 2010
BlackRock MuniYield Insured Fund, Inc.	April 19, 2010
BlackRock MuniYield Michigan Insured Fund, Inc.	April 8, 2010
BlackRock New Jersey Municipal Income Trust	April 8, 2010
BlackRock New York Insured Municipal Income Trust	April 8, 2010
BlackRock New York Municipal Bond Trust	April 8, 2010
BlackRock Strategic Municipal Trust	April 8, 2010

EXHIBIT C



BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (484) 270-1448
E-Mail: mhynes@btkmc.com

July 7, 2010

<u>**VIA EMAIL and FEDEX**</u>
John S. Kiernan, Esquire
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022

     Re: *BlackRock Closed-End Funds Shareholder Demands*

Dear Mr. Kiernan:

In response to the demand letters sent on behalf of our clients in connection with the redemption of auction rate preferred shares ("ARPS") by various BlackRock closed-end funds (the "Demand Letters"), you informed us that the Board had discussed the Demand Letters and you expected the review process to take approximately 60 days. In the meantime, we believe it is imperative for all redemptions of ARPS by the BlackRock closed-end funds referenced in the Demand Letters to cease while the Board carries out its investigation of the allegations contained in the Demand Letters.

Please let us know by Monday July 12, 2010 whether the Board will agree to cease the redemption of ARPS by the BlackRock closed-end funds pending the completion of the investigation into the Demand Letters.

        Very truly yours,

        BARROWAY TOPAZ KESSLER
        MELTZER & CHECK, LLP

        Michael J. Hynes

MJH/cp

280 King of Prussia Road, Radnor, Pennsylvania 19087 T. 610-667-7706 F. 610-667-7056 info@btkmc.com
580 California Street, Suite 1750, San Francisco, California 94104 T. 415-400-3000 F. 415-400-3001 info@btkmc.com
WWW.BTKMC.COM



EXHIBIT D

DEBEVOISE & PLIMPTON LLP

919 Third Avenue
New York, NY 10022
Tel 212 909 6000
www.debevoise.com

John S. Kiernan
Partner
Tel 212 909 6692
Fax 212 521 7692
jskiernan@debevoise.com

July 19, 2010

VIA EMAIL AND FED EX

Mr. Michael J. Hynes
Barroway Topaz Kessler
Meltzer & Check LLP
280 King of Prussia Road
Radnor, PA 19087


Re: **Shareholder Correspondence**


Dear Mr. Hynes:

I am writing, at the direction of the Demand Review Committee established by the BlackRock Boards to address your firm's April 2010 demand letters, in response to your letter of July 7, 2010 asking for a commitment by the Boards not to permit any redemption of Auction Market Preferred Shares issued by BlackRock Funds pending the completion of their investigation into the matters presented in the demand letters.

As you may know, there have been no redemptions of AMPS by any BlackRock fund in nearly a year. Nevertheless, the Boards believe that any proposal for a redemption of AMPS should be evaluated on its merits, applying the directors' good faith business judgment in the interests of the Funds and their shareholders, and that it would not serve the interests of the Funds or their shareholders for the Boards to make the categorical commitment about not redeeming AMPS that your letter requests.

The investigation in response to your letters is continuing. The Demand Review Committee's current expectation is that the entire process of completing the investigation, presenting a report and recommendations to the full Boards, discussions at the Board level and communication of the Boards' conclusions to you should be completed by the end of August.

Sincerely yours,

John S. Kiernan

JSK:drh

23231195v1


New York • Washington, D.C. • London • Paris • Frankfurt • Moscow • Hong Kong • Shanghai
